As filed with the SEC on August 14, 2003

U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 12b-25
SEC FILE NUMBER
000-22750
NOTIFICATION OF LATE FILING

[X] Form 10-QSB For the Quarterly Period Ended June 30, 2003 Part I Registrant Information Full Name of Registrant: Royale Energy, Inc. Address of Principal Executive Office (Street and Number)

7676 Hazard Center Drive
Suite 1500
San Diego, CA 92108

Part II       Rules 12b-25(b) and (c)

      (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

      (b)     The subject Report on Form 10-QSB will be filed on or before the fifteenth calendar day following the prescribed due date.

Part III      Narrative

       The Report on Form 10-QSB for Royale Energy, Inc., (the Company) for the quarterly period ended June 30, 2003, is due to be filed on August 14, 2003. The Company needs additional time to complete its review of its financial statements, in order to file an accurate quarterly report. The Company expects that its Form 10-QSB will be filed before August 19, 2003.

Part IV      Other Information

      (1)     Name and telephone number of person to contact in regard to this information.

Lee Polson	(512) 499-3600

      (2)     Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes	[ ] No

      (3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes	[X] No

Signatures

Royale Energy, Inc. has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royale Energy, Inc.

Date: August 14, 2003	Stephen Hosmer
Stephen Hosmer, Chief Financial Officer